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SEC
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AUG 29 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 AND ENDING 06/30/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chauner Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Dundee Road, Suite 903
(No. and Street)

Northbrook (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Chauner 847-509-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

111 South Pfingsten, Suite 300 (Address) Deerfield (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Chauner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chauner Securities, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PAMELA J REED
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/25/18

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Chauner Securities, Inc.

We have audited the accompanying financial statements of Chauner Securities, Inc. which comprise the statement of financial condition as of June 30, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Chauner Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Chauner Securities, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Chauner Securities, Inc.'s financial statements. The supplemental information is the responsibility of Chauner Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, Illinois
August 26, 2016

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF FINANCIAL CONDITION

Year Ended June 30, 2016

ASSETS		
Assets		
Cash and cash equivalents	$	201,307
Receivable from and deposit with clearing broker-dealer		52,081
Total Assets	$	253,388
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Commissions payable	$	27,659
Due to related party		149,000
Total Liabilities		176,659
Stockholder's Equity		
Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in-capital		9,990
Retained earnings		66,729
Total Stockholder's Equity		76,729
Total Liabilities and Stockholder's Equity	$	253,388

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF INCOME

Year Ended June 30, 2016

INCOME		
Commission income	$	852,677
Managing dealer fees		293,012
Wholesaling fees		57,468
Mutual fund fees		28,141
Other income		1,097
		1,232,395
EXPENSES		
Commissions		731,226
Administrative fees		463,016
Regulatory fees		25,233
Legal and accounting fees		12,150
Bank fees		120
Other		100
		1,231,845
Net Income	$	550

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended June 30, 2016

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, July 1, 2015	$ 10	$ 9,990	$ 66,179	$ 76,179
Net Income	-	-	550	550
Balance, June 30, 2016	$ 10	$ 9,990	$ 66,729	$ 76,729

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF CASH FLOWS

Year Ended June 30, 2016

Cash Flows from Operating Activities:		
Net Income	$	550
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Receivable from clearing broker-dealer		(9,602)
Payable to clearing broker-dealer		2,896
Due to related party		29,031
Commissions payable		9,100
Net cash provided by operating activities		31,975
Cash and equivalents, beginning of year		169,332
Cash and equivalents, end of year	$	201,307

The accompanying notes to financial statements are in integral part of these statements

Notes to Financial Statements
Year Ended June 30, 2016

Business Activity

Chauner Securities (the "Company") is a registered security broker dealer. The Company is a non-carrying broker dealer with no client securities or funds physically held or under the control of the Company. The Company's primary business is the structuring and marketing of private real estate securities and their entities primarily located in the United States of America.

Cash and Equivalents

The Company recognizes cash and cash accounts with maturity dates of three months or less as cash equivalents in the financial statements. Cash includes all cash balances deposited with local and national financial institutions.

Securities Transactions

Commission revenue and related expense arising from traded securities transactions are recognized when the service is provided and the commission is earned. The Company recognizes commission revenue and expense for private placement transactions at the time the transaction is consummated. Wholesaling compensation is recognized at the time the fee is earned from the issuer or managing dealer of the issuer. There is no expense associated with wholesaling revenue. Revenue that is received on mutual fund trailer commission is recognized in the period it was earned from the issuer.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2016, the Company's net capital and required net capital were $75,597 and $11,777, respectively. The ratio of aggregate indebtedness to net capital was 2.34 to 1.

Revenue Concentrations

Approximately 40% of the Company's revenue was received through two customers.

Related-Party Activity

The Company has entered into an agreement with a related entity to share office space and administrative services. Rent, office services and other overhead amounts are allocated based upon the agreement between the respective parties. The Company incurred a total of $463,016 for shared administrative expenses and reimbursement for profit sharing and bonuses of the shared employees during the fiscal year. The related entity was due $149,000 at June 30, 2016.

Statement of Financial Condition Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

Income Taxes

The Company has federal and state net operating loss carryovers of approximately $15,000 and $18,000, respectively, which is available to offset profits in ensuing years until June 30, 2039. The Company fully reserves for its deferred tax assets resulting from these net operating loss carryforwards. The change in the valuation allowance was approximately $1,000.

The Company's evaluation at June 30, 2016 revealed no uncertain tax positions that would have a material impact on the financial statements. For United States Federal and Illinois income taxes, the Company is only subject to examination of tax returns for fiscal years ending after June 30, 2012.

Reclassifications

The Company reclassified certain prior year balances to conform to the current year presentation. Such reclassifications had no impact on net income.

CHAUNER SECURITIES, INC.

Northbrook, IL

Year Ended June 30, 2016

SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

Aggregate Indebtedness		
Commissions payable	$	27,659
Accounts payable		149,000
Total Aggregate Indebtedness	$	176,659
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	76,729
Deductions:		
Non-Allowable Assets		600
Haircuts on securities		532
Net Capital	$	75,597
Minimum of $5,000 or 6 2/3% of Aggregate Indebtedness	$	11,777
Capital in excess of minimum requirement	$	63,820
Ratio of aggregate indebtedness to net capital		2.34 to 1

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form-X-17A-5 as of June 30, 2016

SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Chauner Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Chauner Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

See Report of Independent Registered Public Accounting Firm

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chauner Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Chauner Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Chauner Securities, Inc. stated that Chauner Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Chauner Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chauner Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
August 26, 2016

CHAUNER SECURITIES, INC.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

July 15, 2016

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Chauner Securities, Inc. is a broker/dealer registered with the SEC and FINRA.

- Chauner Securities, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended June 30, 2016.

- Chauner Securities, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

- Chauner Securities, Inc. has not recorded any exceptions to the exemption for the fiscal year ended June 30, 2016.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: ____________________

Frank B. Chauner
President

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Chauner Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016 which were agreed to by Chauner Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chauner Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Chauner Securities, Inc.'s management is responsible for Chauner Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [check #4992 for $1,394 on SIPC-6 and check #5024 for $584 on SIPC-7], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2016 , noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [groupings report reconciling the SIPC-7 amounts to the trial balance], noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [draft SIPC-7 and groupings report] supporting the adjustments noting no differences.

Marcum LLP ■ 111 S. Pfingsten Road ■ Suite 300 ■ Deerfield, Illinois 60015 ■ Phone 847.282.6300 ■ Fax 847.282.6301 ■ www.marcumllp.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, Illinois
August 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 6/30/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033980 FINRA JUN
CHAUNER SECURITIES INC
666 DUNDEE RD STE 903
NORTHBROOK IL 60062-2735

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 1,978

B. Less payment made with SIPC-6 filed (exclude interest) (1,394)

______
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 584

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 584

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 584

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Chauner Securities, Inc.
(Name of Corporation, Partnership or other organization)

Sarah Cyphers
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 11th day of August, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2015 and ending 6/30/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,232,395
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	28,141
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,097
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reg D Income (Deductions in excess of $100,000 require documentation)	411,918
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	441,156
2d. SIPC Net Operating Revenues	$ 791,239
2e. General Assessment @ .0025	$ 1,978

(to page 1, line 2.A.)

CHAUNER SECURITIES, INC.

Northbrook, IL

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2016

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